October 2, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Verisk Analytics, Inc. Registration Statement No. 333-152973
Ladies and Gentlemen:
We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern time on October 6, 2009, or as soon thereafter as possible, pursuant to Rule 461.
The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint book-running managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.
In connection with the foregoing, and pursuant to Rule 460, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated September 21, 2009.

The NASDAQ Global Select Market	2
Financial Services and Publications	15
FINRA	5
Underwriters	10,384
Dealers	25
Individuals & Corporations	253
MLPF&S Inc. Branch Offices	2,660

	13,344	Copies
[Signatures on Next Page]

Very truly yours, BOFA MERRILL LYNCH MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED MORGAN STANLEY & CO. INCORPORATED As Representatives of the Underwriters
BY:	BOFA MERRILL LYNCH
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

BY:	/s/ Richard A. Diaz
Richard A. Diaz
Authorized Signatory

BY:	MORGAN STANLEY & CO. INCORPORATED

BY:	/s/ Kenneth G. Pott
Kenneth G. Pott
Authorized Signatory

[Signature Page to UW Acceleration Request]